Item 77 C - Matters Submitted to a Vote of Security Holders

Result of Special Meetings of Shareholder

At a Special Meeting of Shareholders of the Aegis Value Fund, Inc. held on February 20, 2014, shareholders approved the following proposal:

An Agreement and Plan of Reorganization providing for the sale of all of the assets of the Fund to, and the assumption of all of the liabilities of the Fund by, the Aegis Value Fund, a newly-created series of The
Aegis Funds, in exchange for the Class I shares of the Aegis Value Fund, which would be distributed pro rata by the Fund to the holders of Fund shares.

Voting results:

    Shares Voted   % out of Shares  % out of Shares
       Voted    Outstanding

 For          5,280,906     75.16%    38.36%
 Against          1,457,474   20.74%    10.59%
 Abstain            288,265   4.10%    2.09%
 Total Shares Voted      7,026,645   100.00%   51.04%

 Total Shares Voted by Proxy  7,026,645

 Total Outstanding Shares (Record Date January 3, 2014): 13,766,389

 Quorum   6,883,195